January 19, 2024

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baird Medical Investment Holdings Limited

Amendment No. 1 to Registration Statement on Form F-4

Filed November 28, 2023

File No. 333-274114

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated December 20, 2023 (the “Comment Letter”), regarding Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Baird Medical Investment Holdings Limited (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on November 28, 2023.

The Company has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 2. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4 Filed November 28, 2023 Cover Page

1.	Comment: We note your disclosure that “PubCo, with Tycoon being its wholly-owned subsidiary after the Business Combination, is a holding company incorporated in the Cayman Islands with its registered office in the Cayman Islands. PubCo conducts its operations through Tycoon and its subsidiaries, and PubCo’ s global headquarters are based in Guangzhou in the People’s Republic of China, or Mainland China.” Please revise your disclosure to clearly state that you are not a Chinese operating company, but a Cayman Islands holding company with operations conducted by your subsidiary. As a related matter, we note your disclosure that “investments in PubCo’s Ordinary Shares are not purchases of equity securities of these operating subsidiaries in Mainland China but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own.” Please revise your disclosure to clearly state that investors may never hold equity interests in the Chinese operating company. Please also revise the disclosure on your cover page to clearly disclose how you will refer to the holding company and its subsidiary when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the proxy statement/prospectus and on page 38 of Amendment No. 2 in response to the Staff’s comment.

2.	Comment: We note your response to comment 3 and your revised disclosure that “because our business is subject to the laws and regulations of the PRC, there are additional legal and operational risks associated with being based in China,” with a cross reference to your risk factor disclosure. Please further revise your disclosure as follows:

•	Please revise your disclosure to clearly state that the legal and operational risks associated with being based in China could result in a material change in your operations.

•	Where you disclose that there may be an impact on the value of your securities, disclose that the value of your securities could significantly decline and that the value of such securities could become worthless.

•	We note your disclosure that “expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or hinder PubCo’s ability to offer or continue to offer securities to investors.” Please revise the disclosure on your cover page to more broadly state that the legal and operational risks associated with being based in or having the majority of the company’s operations in China could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the proxy statement/prospectus and on page 14 of Amendment No. 2 in response to the Staff’s comment.

3.	Comment: As a related matter, we note your revised disclosure that “the approval of the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”), or other PRC regulatory agencies will be required in connection with the Business Combination.” However, we also note your disclosure that “[e]xcept for the Trial Measures, no other relevant laws or regulations in the PRC explicitly require Baird Medical to seek approval from the Cyberspace Administration of China (“CAC”) or any other PRC governmental authorities for its overseas listing plan.” Please revise your disclosure for consistency, and to clearly disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the proxy statement/prospectus and on pages 14, 16, 39 – 40, 112 and 115 – 117 of Amendment No. 2 in response to the Staff’s comment to clarify that (i) except for the filing procedures based on the Trial Measures, which procedures are required by the CSRC, the Company does not believe it is required to obtain any other license, permission or approval from the PRC authorities in connection with the business combination and (ii) the Company believes it has received all required licenses, permissions and approvals from the PRC authorities required to conduct its business operations, including the Registration Certificates for Medical Device, Permit for Medical Device Production, Medical Device Quality Management System Certificate, Certification of High-Tech Enterprise, Pollutant Discharge Registration for Fixed Sources of Pollution, the Business Operation License for Class III Medical Devices and the Record Filing Certificate for Operation of Class II Medical Devices.

Risk Factor Summary, page 14

4.	Comment: For each risk factor in your summary, please provide a cross reference to the more detailed discussion of each of these risks elsewhere in the prospectus. Revise your risk factor summary to describe the significant regulatory, liquidity, and enforcement risks. For example, in your risk factor summary, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 – 17 of Amendment No. 2 to provide cross references to each of the major categories of risks included in the summary. The Company respectfully notes that Item 105 of Regulation S-K provides that the summary risk factors should be no longer than two pages. The Company believes that a cross reference to each risk would be unduly repetitive and would more than double the length of the summary as currently drafted. The Company believes that in order to comply with this comment, the Company would be required to omit half of the risk factors from the risk factor summary, resulting in less fulsome disclosure.

Questions and Answers for Stockholders of ExcelFin, page 17

5.	Comment: We acknowledge your response to prior comment 5, including that The ExcelFin private placement warrants will be terminated upon the closing of the Business Combination. Given that the private placement warrants will not be cancelled until closing of the business combination, please expand your disclosure to address the material risks, if any, to public warrant holders arising from the differences between private and public warrants. As a related matter, we note your disclosure on page 134 that the Sponsor paid an aggregate of $11,700,000 for the private placement warrants, has agreed to surrender the private placement warrants for no additional consideration, will be issued PubCo ordinary shares in exchange for its Class A common stock, and “[i]f the Business Combination does not close, the private placement warrants will expire worthless and the Sponsor will have no means to recover its $11,700,000 investment in ExcelFin.” Please clarify how the Sponsor will recover its $11,700,000 investment in the private placement warrants if it has agreed to surrender the warrants for no consideration, including if the Sponsor will receive shares in PubCo in exchange for shares underlying the private placement warrants.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 27, 47, 60, 138, 140 – 141, 164, 206 and 250 of Amendment No. 2 in response to the Staff’s comment to make it clear that the private placement warrants will either be cancelled or will expire in accordance with their terms. In no event will the private placement warrants be exercisable, since they are not exercisable prior to the closing of an initial business combination, and they are being cancelled in connection with the Business Combination. If the Business Combination is not consummated, ExcelFin does not expect to attempt to close another business combination. The Company has also revised the disclosures on pages 27, 31, 60, 138, 140, 164, 206 and 345 of Amendment No. 2 to explain that the Sponsor will attempt to recover its investment in the private placement warrants through the PubCo Ordinary Shares that will be issued to the Sponsor in connection with the Business Combination in exchange for the Sponsor’s founder shares. The Sponsor currently owns two types of securities in ExcelFin, namely ExcelFin Class A Common Stock and private placement warrants. The Sponsor will be issued up to 4,500,000 PubCo Ordinary Shares (including 1,350,000 Earnout Shares) in exchange for its founder shares from which the Sponsor may recover its investment in the private placement warrants.

Q: What equity stake will current stockholders of ExcelFin and Baird Medical hold in PubCo after the Closing?, page 21

6.	Comment: We note your revised disclosure in response to comment 7, including an interim scenario of 17.7% redemptions. Please clarify what percentage of public shareholders redeem their shares in your maximum redemption scenario. Please also revise to clarify whether it is possible that more public shareholders may redeem than assumed for the purposes of your maximum redemption scenario.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23 – 25, 48 – 49, 79 – 80 and 208 – 209 of Amendment No. 2 in response to the Staff’s comment to clarify that maximum redemptions equal 35.4% of ExcelFin Class A Common Stock. In addition, the Company has revised such disclosure to reflect that maximum redemptions assume PIPE proceeds of $0 and that the ExcelFin Closing Cash condition to closing may be waived by the parties.

Summary of the Proxy Statement/Prospectus, page 36

7.	Comment: Revise your summary of the proxy statement/prospectus to disclose, as you do elsewhere in your filing, each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the proxy statement/prospectus and on pages 39 – 40 and 115 – 116 of Amendment No. 2 in response to the Staff’s comment to list the required PRC permissions and approvals and to list the consequences of (i) not receiving or maintaining such permissions or approvals, (ii) inadvertently concluding that no other licenses, permissions or approvals are required or (iii) applicable laws, regulations or interpretations changing such that the Company is required to obtain such permissions or approvals in the future.

8.	Comment: Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37 – 38 of Amendment No. 2 in response to the Staff’s comment to disclose that trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely the Company’s auditor, and that as a result an exchange may determine to delist the Company’s securities.

Manufacture License, page 37

9.	Comment: We note your disclosure on page 38 that Baird Medical does not believe that the 2022 Supervisory and Administrative Measures for Production will have a material impact on its business operations. Please expand your disclosure to explain why you do not believe such regulations will have a material impact on your business operations, including any underlying assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 39, 305 and 308 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 64

10.	Comment: We note your response to comment 13. You concluded that the Earnout Shares did not qualify for equity treatment as the Earnout Shares provisions contained a change of control feature. Please address what consideration was given as to whether the Earnout Shares and corresponding change of control provisions represent an exercise contingency as addressed in ASC 815-40-15-7. Please also address what consideration you gave to the guidance in ASC 815-40-15-7A and 15-7B in determining the appropriate accounting for the Earnout Shares. Please specifically provide us your analysis of Step 1 and Step 2 under ASC 815-40-15-7.

Response: Set forth below is the Company’s analysis under ASC 815-40-15-7.

Immediately following the Closing, the Earnout Shares will be subject to the following vesting and forfeiture conditions: (1) if at any time from the Closing through the fifth anniversary of the Closing (a) the volume-weighted average price for any 20 trading days during a 30-day trading period is at least $12.50 or (b) there is a change of control of the Company, the Earnout Shares will fully vest; and (2) if, by the fifth anniversary of the Closing, the Earnout Shares have not vested, they will automatically be cancelled.

If the earn-out arrangement is considered indexed to the entity’s own stock under ASC 815-40-15 and also meets the equity classification guidance in ASC 815-40-25, the earn-out arrangement will be classified in equity. If an earn-out arrangement does not meet the indexation guidance or the equity classification guidance, the earn-out arrangement will be classified as a liability.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Because there are neither service conditions nor a requirement that the participant provide goods or services, the Company determined that the Earnout Shares are not within the scope of ASC 718.

Step One: The first step is to evaluate the accounting for the Earnout Shares to determine if the Earnout is a freestanding or embedded financial instrument. A freestanding financial instrument is one that meets either of the following conditions: (1) it is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or (2) it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

The notion of an embedded derivative, as discussed in paragraph 815-15-25-1, does not contemplate features that may be sold or traded separately from the contract in which those rights and obligations are embedded. Assuming they meet this Subtopic's definition of a derivative instrument, such features shall be considered attached freestanding derivative instruments rather than embedded derivatives by both the writer and the current holder.

Accounting Analysis: The Company concluded that the Earnout is considered freestanding as it can be separated from the rest of the Business Combination.

Step Two: The second step is to assess whether the consideration is within the scope of ASC 480. The following instruments would be classified as a liability within the scope of ASC 480 (based on 480-10-25):

1.	Mandatorily redeemable financial instruments issued in the form of shares;

2.	Obligations that require or may require repurchase of the issuer’s equity shares by transferring assets (e.g., written put options and forward purchase contracts); and

3.	Certain obligations to issue a variable number of shares where at inception the monetary value of the obligation is based solely or predominantly on:

a.	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares;

b.	Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares; or

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

Accounting Analysis: The Company concluded that the Earnout does not meet the criteria in ASC 480-10-25, above, for liability classification and therefore is not within the scope of ASC 480. Specifically, the arrangement is not a liability under ASC paragraph 480-10-25-8 because (a) it does not embody an obligation to repurchase the issuer’s shares (nor is it indexed to the obligation) and (b) it would not require the issuer to settle the obligation by transferring assets. Additionally, the arrangement is not a liability under ASC paragraph 480-10-25-14 because it does not embody an obligation that ExcelFin may settle by issuing a variable number of its shares (it embodies an obligation that ExcelFin may be required to settle by delivering a fixed number of its shares).

Step Three: The third step is to assess whether the Earnout is indexed to the Company’s common stock. The guidance in ASC 815-40 must be applied to freestanding instruments, regardless of whether the instrument meets the definition of a derivative. If an instrument is not considered indexed to the reporting entity’s own stock, it should be classified as an asset or a liability and recorded at fair value with changes in fair value recorded in the income statement. This applies to freestanding instruments that meet the definition of a derivative, and those that do not.

Accounting Analysis: The Earnout is a freestanding financial instrument that will be issued in connection with the Company’s Business Combination which will allow for the potential future non forfeiture of shares. It has been determined to be a freestanding instrument and was evaluated for inclusion in Topic 480 above and was not within the scope of that standard.

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to evaluate an instrument’s contingent exercise provisions and then the instrument’s settlement provisions, using the following two-step assessment outlined in ASC 815-40-15-5 through 15-8 with implementation guidance in ASC 815-40-55-26 through 55-48:

Step 1: Evaluate Any Exercise Contingencies

Exercise contingencies based on an observable market or index that is not based on the issuer’s stock or operations preclude an instrument from being considered indexed to an entity’s own stock.

Exercise contingency is defined as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.” ASC 815-40-15-7A states that “an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity's own stock provided that it is not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer).” If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity's own stock, the analysis would proceed to Step 2. ASC 815-40-15-7B goes on to state that “provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.” Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated.

Accounting Analysis: The Earnout has two contingencies: (1) the stock must hit a specified level to receive the award and (2) the Earnout is accelerated at a specified price if there is a change of control. With respect to (1), this contingency does not preclude indexing to an entity’s stock as it does not meet (a) or (b) above as it is specifically based on the issuer’s stock price. With respect to (2), this contingency does not preclude indexing to an entity’s stock as the change in control provision is not based on an observable market or an observable index.

Step 2: Evaluate Whether Each Settlement Provision is Consistent with a Fixed-for-Fixed Equity Instrument

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between (1) the fair value of a fixed number of the entity’s equity shares and (2) a fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

1.	Strike price of the instrument;

2.	Term of the instrument;

3.	Expected dividends or other dilutive activities;

4.	Stock borrow cost;

5.	Interest rates;

6.	Stock price volatility;

7.	The entity’s credit spread; and

8.	The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

Accounting Analysis: As the settlement amount is based on the fair value of the stock in excess of fixed amount, the Earnout is not precluded from being indexed to their own equity.

However, the change in control provision that accelerates the vesting is not based on the stock price or another fixed-to-fixed adjustment. As a result, the Company concluded that the Earnout is precluded from being considered indexed to the Company's own stock and as a result is not afforded equity treatment. As such, it must be recorded at fair value as a liability.

No further analysis was performed.

Comparative Share Information, page 76

11.	Comment: We note your response to comment 16. Please also provide the equivalent pro forma per share data required by Item 3(f) of Part I.A of the Form F-4, or help us understand why it is not provided.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79 – 80 of Amendment No. 2 in response to the Staff’s comment to include the Book Value Per Share data, both historical and pro forma for the Business Combination.

Risk Factors Relating to Baird Medical’s Business and Industry, page 78

12.	Comment: We note your revised disclosure in response to prior comment 17, which we reissue in part. In addition to disclosing the proportion of the microwave ablation markets in the U.S. and E.U. relative to the overall tumor ablation therapy market, please revise to disclose the estimated total addressable market for the microwave ablation markets in each of the U.S., E.U., and Southeast Asia to the extent known. For example, we refer to your disclosure relating to market size of the tumor ablation industry in China on page 227. Please also expand your disclosure relating to the expected timeline for Baird Medical’s business strategy in the E.U. to include the proposed timeline of the milestones for its research and development process and clinical trials, rather than focusing on its plans to obtain its CE certification in 2025.

Response: The Company acknowledges the Staff’s comment on the estimated total addressable market for the microwave ablation markets in the U.S., the E.U. and Southeast Asia and has revised the disclosure on pages 91 and 259 of Amendment No. 2 in response to the Staff’s comment. The Company also acknowledges the Staff’s comment on the expected timeline for Baird Medical’s business strategy in the E.U. and has revised the disclosure on page 260 of Amendment No. 2 to in response to the Staff’s comment.

Risks Related to Doing Business in China, page 104

13.	Comment: We note your response to prior comment 23, which we reissue in part. We note that your disclosure on pages 110 and 111 and elsewhere continues to state that the PRC government “intervenes to optimize China’s economy,” has “implemented various measures to encourage economic growth,” and may “strengthen oversight” over your operations. Please revise your disclosure, including the disclosure noted above, to clearly describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. Your disclosure should highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the proxy statement/prospectus and on pages 113 and 115 of Amendment No. 2 in response to the Staff’s comment.

Background of the Business Combination, page 182

14.	Comment: We note your revised disclosure on page 184 in response to prior comment 34, which we reissue in part. Please revise to clarify when ExcelFin ceased discussions with the various other potential targets, including Company A and the three other FinTech companies, and when ExcelFin decided to expand its focus beyond the FinTech industry and reached out to its network of professional contacts. You also disclose that Mr. Jidong facilitated an introduction between Brian Sun and Haimei Wu of Baird Medical on February 11, 2023. Please also revise to clarify when Mr. Jidong recommended Baird Medical to Brian Sun.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 187 – 188 of Amendment No. 2 in response to the Staff’s comment.

15.	Comment: We acknowledge your revised disclosure in response to prior comment 36, which we reissue in part. We note that you continue to disclose general topics or “packages” that were discussed at meetings without providing additional detail regarding the substance of those discussions and material terms of the relevant agreements. By way of example only, please expand your disclosure relating to the “financial package” ExcelFin received on April 10, 2023 and the “several proposed transaction structures” discussed on May 15, 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 188 – 195 of Amendment No. 2 in response to the Staff’s comment.

16.	Comment: We note your response to prior comment 37, which we reissue in part. Please revise this section to include a discussion of the evolution of the key negotiated terms during the period between February 25, 2023 and April 3, 2023, including the multiple conference calls and drafts of the LOI that were exchanged on April 2 and April 3, 2023. Your disclosure should discuss the negotiation of key terms, including but not limited to, the lock-up on shares, the change in the size of the board of directors, and the minimum cash condition. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues, the proposals and counterproposals made during the course of negotiations, and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 188 – 189 of Amendment No. 2 in response to the Staff’s comment.

17.	Comment: We note your revised disclosure in response to prior comment 38, which we reissue in part. Please revise your disclosure to address the following issues:

•	You disclose on page 184 that the initial proposal of a pre-transaction equity value of Baird Medical of $174 million was “consistent with ExcelFin management’s evaluation and due diligence of Baird Medical’s business as of the date the draft LOI was delivered, which was based on publicly available information, including Baird Medical’s valuation range set forth in the prospectus for its proposed Hong Kong IPO.” Please expand your disclosure relating to the underlying assumptions and methodology of ExcelFin management’s evaluation and Baird Medical’s proposed Hong Kong IPO and the valuation range included in the prospectus for such IPO.

•	We note your revised disclosure on page 185 that ExcelFin’s management “further refined” the underlying assumptions in calculating a pre-transaction equity value of Baird Medical during the multiple conference calls and drafts of the LOI that were exchanged on April 2 and April 3, 2023. Please expand your disclosure with respect to each assumption that was “refined” and discuss how the Board used such assumptions, such as the net profits projections, the comparable company transactions and business plan, to reach its revised valuation. Please also discuss the evolution of the proposed valuation of Baird Medical during the multiple conference calls and draft LOIs that were exchanged on April 2 and April 3, 2023, if applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 188 of Amendment No. 2 in response to the first bullet of Staff’s comment.

In response to the second bullet of the Staff’s comment, the Company has expanded its disclosures throughout the “Background of the Business Combination” section to include more details regarding the reasons for, and the evolution of, the proposed valuation of Baird Medical, summarized here for convenience:

•	On February 25, 2023, ExcelFin originally proposed an equity valuation of $174 million (pro forma enterprise valuation of $268 million) based solely on publicly available information including Baird Medical’s pro forma enterprise valuation range of $285 million to $351 million (using an assumed foreign exchange rate of USD/HKD of 7.84) set forth in the prospectus for its proposed Hong Kong IPO. ExcelFin discounted the Hong Kong IPO valuation because Baird Medical’s proposed Hong Kong IPO was not consummated.

•	Upon receipt of ExcelFin’s initial valuation proposal, Baird Medical indicated to ExcelFin that Baird Medical would only agree to a valuation at least as high as the valuation set forth in its Hong Kong IPO prospectus. After further discussions with Baird Medical, the lifting of COVID restrictions in China, diligence confirming the potential for revenue growth and Baird Medical’s profitability and the potential expansion of the use of Baird Medical’s products outside of China, ExcelFin increased its proposed pre-transaction equity value to $280 million (pro forma enterprise valuation of $350 million) on April 3, 2023, and the parties entered into an LOI with such agreed to valuation.

•	On June 22, 2023, ExcelFin and Baird Medical discussed and agreed to a final adjustment to the valuation to be ascribed to Baird Medical in the business combination, which would reflect a pre-transaction equity value of Baird Medical of $300 million (pro forma enterprise valuation of $370 million). The $20 million increase in valuation was agreed to as part of the negotiations of the terms of the Business Combination Agreement and was based on the completion of due diligence by ExcelFin’s management on Baird Medical’s business and the results of ExcelFin’s comparable company analysis.

18.	Comment: We note your response to prior comment 39, which we reissue as we are not persuaded by your response. We further note that Item 4(b) of Form F-4 requires that information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus, and is not limited to the fairness or amount of consideration to be paid in connection with the Business Combination. Accordingly, please provide the disclosure required by Item 4(b) of Form F-4 with regard to your various advisors’ due diligence summaries. Alternatively, please provide a detailed legal analysis as to why these due diligence summaries are not materially related to your business combination transaction.

Response: The Company respectfully submits that it does not believe any of the due diligence materials referenced constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 4(b) of Form F-4. As offered in the prior response letter, in connection with its due diligence, ExcelFin engaged a number of advisors referenced in the Registration Statement for the limited purpose of reviewing certain aspects of Baird Medical’s business based on such advisor’s respective expertise. Each advisor presented its findings in connection therewith to ExcelFin (collectively, such due diligence summaries, the “Due Diligence Summaries”). Although each of the referenced advisors presented a summary of its review in connection therewith to the ExcelFin Board, none of such advisors were engaged by ExcelFin to deliver, nor did any deliver, a report, opinion or appraisal materially relating to the transaction.

Respectfully, the Company notes that these Due Diligence Summaries were of a nature customary to M&A transactions and does not believe that there is a substantial likelihood that a reasonable investor would attach importance to any particular Due Diligence Summary. Each of the Due Diligence Summaries was narrowly limited in scope, and, as disclosed in the Registration Statement, the ExcelFin Board considered each of the Due Diligence Summaries as one of many factors in arriving at its recommendation to approve the Business Combination. The ExcelFin Board viewed its decision as being based on a comprehensive and holistic analysis of the information available and the factors presented to and considered by it. For these reasons, the Company respectfully submits that additional disclosure regarding any of the individual Due Diligence Summaries would not be material to the investment decision of the ExcelFin stockholders.

19.	Comment: With respect to the third bullet point of prior comment 40, we note your revised risk factor disclosure on page 136. Please revise to specifically note the unusual nature of the fee waivers. In addition, if you did not seek out the reasons why UBS and KeyBanc were waiving deferred fees, despite already completing their services, please clearly state so in your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 140 of Amendment No. 2 in response to the Staff’s comment.

20.	Comment: We note your disclosure that “S&A compared Baird Medical to two competitors and determined that Baird Medical’s products stand out “ Please revise your disclosure to identify the two competitors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 193 of Amendment No. 2 in response to the Staff’s comment.

Comparable Company Analysis, page 197

21.	Comment: We note your deletion of the disclosure on page 198 relating to the assumptions made by the ExcelFin’s management team with respect to industry performance, general business and economic conditions. Please restore and expand your disclosure to provide a detailed description of each of the key assumptions used in your comparable companies analysis.

Response: The Company deleted the disclosure “[i]n performing its analysis, ExcelFin’s management team made assumptions with respect to, among other things, industry performance, general business and economic conditions and numerous other matters” in the previous filing because such general statement was replaced with the disclosure starting with “Selection of the comparable companies began with…” and ending with “…was in line with the selected metrics of the comparable companies and in fact, discounted” on pages 202 – 203 of Amendment No. 2. The Company believes that such specific details accurately described the key assumptions in the comparable companies analysis.

22.	Comment: We note your revised disclosure in response to prior comment 45, which we reissue in part. You disclose that only companies with “profitability profiles similar to Baird Medical” were selected. Please revise to disclose the factors and the assumptions selected for the “profitability profile” in your comparable companies analysis. We also note your disclosure that Baird Medical’s management’s assessment of projections of net profit included “assumptions and an implied discount” and that the $370 million enterprise valuation for Baird Medical was discounted. Please expand your disclosure of the assumptions and the implied discount that Baird Medical’s management used and disclose how you considered the revenues, earnings, and market capitalizations of the comparable companies to determine the discount level that would sufficiently reflect the early-stage development of Baird Medical relative to its peers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 202 – 203 of Amendment No. 2 in response to the Staff’s comment.

Controls and Procedures, page 242

23.	Comment: We note your disclosure that, in October 2023, the company identified a material weakness in its internal control over financial reporting related to the Company’s review and approval of cash disbursements. Please revise your risk factor disclosure to discuss this material weakness and the related remedial actions disclosed on page 243, and any related risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 157 – 158 of Amendment No. 2 in response to the Staff’s comment to add the material weakness disclosure to the risk factors.

Expand our Presence in Foreign and Emerging Markets, page 254

24.	Comment: We note your revised disclosure in response to prior comment 50. Please revise your disclosure to address the following issues:

•	We refer to your disclosure on page 254 that (i) you initiated your plan for FDA marketing clearance in the U.S. for your microwave ablation medical device to be used for coagulation (ablation) of soft tissues, (ii) you have partially completed research and development for your soft tissue products in the U.S., and (iii) the FDA granted 510(k) clearance to commercially market your disposable microwave ablation needle and system. Please briefly clarify what you mean by “soft tissues” and specify the target indication(s) for which the medical devices that the FDA granted 510(k) clearance to treat, if applicable. We refer to various references to liver cancer, breast lumps and thyroid nodules. Please also disclose the current status of and your plans to complete your research and development for your soft tissue products in the U.S.

•	We note your disclosure on page 255 that you have not yet begun the certification process or applied for certification in the E.U. for your breast lump and thyroid nodule product line and have only partially completed research and development for such products. However, you also disclose that you expect to launch such product line in 2025. Determinations of safety and efficacy are within the sole authority of the EU notified body pursuant to the E.U. Medical Devices Regulation. Given the status of your research and development and application status, it is premature for you to suggest that your breast lump and thyroid nodule products will be granted the CE Mark by 2025. Please revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment related to FDA clearance in the U.S. and has revised the disclosure on pages 259 – 260 in response to the Staff’s comment. The Company also acknowledges the Staff’s comment related to obtaining the CE Mark in the E.U. and has revised the disclosures on pages 91 and 260 in response to the Staff’s comment.

Research and Development, page 268

25.	Comment: We note your revised disclosure on page 272 in response to prior comment 56, which we reissue in part. We note your disclosure on page 272 that you “engaged” three Grade IIIA hospitals, which appointed the principal researchers to design and conduct the clinical trial for your microwave ablation medical device for the treatment of thyroid nodules. Please revise to clearly state here and throughout the prospectus that, if true, Baird Medical sponsored the clinical trial and entered into collaboration agreements with various research institutions, universities and/or hospitals to conduct the clinical trial and identify such institution and its role for each relevant clinical trial.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 277 – 278 and 283 of Amendment No. 2 in response to the Staff’s comment.

26.	Comment: We note your disclosure on page 273 that you are currently conducting clinical trials for the treatment of breast lump and pulmonary nodules, but you also disclose on pages 277 and 278 that the clinical trials for such target indications have not yet started. Please reconcile your disclosure accordingly. Please also expand your disclosure to discuss the status of such clinical trials, such as the enrollment of subjects, and clarify which institution or university will provide technical services and conduct the clinical trials, if applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 260, 279, 285 – 289 and 324 of Amendment No. 2 to reflect that the thyroid nodule clinical trials have been completed but the testing stage of the breast lump and pulmonary nodules clinical trials have not yet been initiated. In relation to the breast lump and pulmonary nodules clinical trials, the Company has either submitted the research proposal for ethics review by the respective institutions’ ethics boards or is in the process of finalizing its research proposal for submission to the respective institutions. Therefore, no institution or university has been selected to provide technical services and conduct the clinical trials. With respect to the breast pump clinical trials, the Company is prepared to appoint the following hospitals: (i) Sun Yat-sen University Cancer Center; (ii) the Fifth Affiliated Hospital of Guangzhou Medical University; (iii) Shandong Provincial Qianfoshan Hospital; and (iv) the Affiliated Hospital of Putian University. With respect to the pulmonary nodules clinical trials, the Company is prepared to appoint the following hospitals: (i) Sun Yat-sen University Cancer Center; (ii) Beijing Hospital; (iii) Beijing Chao-Yang Hospital of the Capital Medical University; and (iv) Qingdao Central Hospital.

27.	Comment: We acknowledge your revised disclosure on pages 275 through 280 in response to prior comment 56 relating to your thyroid nodule, breast lump, and pulmonary nodule clinical trials. Please revise your disclosure relating to each clinical trial to address the following issues, as applicable:

a)	Please clearly disclose the primary and secondary endpoints of your clinical trials, as applicable. We note your references to various “general research objectives” and “evaluation ind[ices]”;

b)	Please clarify, if true, that you have conducted one clinical trial for the treatment of thyroid nodules that were conducted at three different hospital sites. If so, please clarify the number of subjects associated with each hospital site;

c)	Please revise to identify the “designated control medical product” referenced;

d)	Please revise your disclosure to discuss the data from the clinical trial, rather than drawing conclusions from the results, and specify the p-value in this section. We refer to your disclosure of the p-value on page 272;

e)	We note your disclosure on page 272 that you were “able to evaluate the safety and effectiveness of the trial product for thermal ablation treatment of benign thyroid nodules.” Please note that determinations of safety and efficacy are solely within the authority of the FDA and the relevant regulatory authorities. Therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including the reference cited above;

f)	We note your disclosure that no “device defects” that could lead to adverse events occurred during the clinical trial. Please revise your disclosure to specify if any adverse events were observed with respect to your clinical trial, irrespective of any connection to a device defect; and

g)	Please revise this section to ensure that your disclosures are in plain English and are clear without reference to formulas for sample size calculations. Please also consider including your disclosure in narrative rather than tabular form.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on the following pages of Amendment No. 2 in response to the Staff’s comment:

(a)	on pages 278, 284 – 285 and 287 of Amendment No. 2 to reflect the primary and secondary endpoints in response to the Staff’s comment. The Company understands that the term “endpoint” refers to the analyzed parameters which are recorded and measured to determine whether the research objective of the clinical study has been met. On this basis, the Company has replaced “primary evaluation index” and “secondary evaluation index” with “primary endpoint” and “secondary endpoint”, respectively, and has also added the baseline evaluation indexes for the thyroid nodule clinical trial;

(b)	on page 277 of Amendment No. 2 to reflect that one thyroid nodule clinical trial, conducted by Jiangxi Provincial Cancer Hospital, Zhuhai People’s Hospital and Lishui People’s Hospital, has been completed. The Company has also revised the disclosure on pages 277 – 278 and 284 to reflect that 132 subjects were enrolled in the clinical trial and to reflect the proportion of thyroid nodule clinical trial subjects at each hospital.

(c)	on pages 278 and 284 to identify the “designated control medical product” as VRSO1 radiofrequency ablation treatment system host and electrode needles manufactured by STARmed Co., Ltd.;

(d)	on pages 278 – 279 to discuss the data from the clinical trial and specify the p-value;

(e)	throughout the proxy statement/prospectus to remove references and/or implications of safety and efficacy;

(f)	on pages 279 and 284 to reflect that fifteen adverse events were recorded during the thyroid nodule clinical trials, eight of which were related to the clinical trial and seven of which were related to the deteriorating condition of the patient; and

(g)	on pages 284 – 288 to ensure our disclosures are in plain English and are clear without reference to formulas for sample size calculations.

28.	Comment: We note your revised disclosure to prior comment 57, which we reissue in part. While you disclose that Class II medical devices do not require clinical trials as part of their applications for certificate of registration, we note your disclosure relating to “formal reports” to be submitted to the NMPA or provincial MPA, the 24 to 36 months of research and development, as well as the several clinical trials you have engaged in or are conducting. Please revise your disclosure to clearly state the regulatory requirements of the NMPA or the provincial MPAs to grant approval for the commercialization of medical devices.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 279 of Amendment No. 2 in response to the Staff’s comment.

29.	Comment: We note your revised disclosure and response to prior comment 58, which we reissue. Please expand your disclosure relating to each framework collaboration agreement with Nanjing Huitong, Xiamen, FIIG, Nanjing Forestry University and Zhuhai People’s Hospital to specify when each such agreement was entered into, amended or terminated, as applicable; describe the nature and scope of the intellectual property rights transferred or jointly owned; identify the clinical trial for which each institution is providing technical and clinical services; and specify the duration of each agreement, when the last-to-expire licensed patent is expected to expire, the aggregate amounts paid or received to date (including the payment or receipt of any up-front or execution fees), the aggregate future potential milestone payments to be paid or received, the termination provision, and the royalty range, as applicable. We also note that you rely on these institutions to conduct and manage the clinical trials and application process for the registration certificates, that related intellectual property rights would be jointly owned by these institutions and certain patents appear to be co-owned with institutions such as Xiamen and Nanjing. Please file the collaboration agreements that are currently in effect as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 279 – 282 of Amendment No. 2 in response to the Staff’s comment. The Company has also filed the framework collaboration agreements with Nanjing Huitong, FIIG and Zhuhai People’s Hospital as Exhibits 99.4, 99.5 and 99.6, respectively. The Company respectfully notes that the framework collaboration agreements with Xiamen and Nanjing Forestry University are no longer in effect.

Product Pipeline, page 281

30.	Comment: Please revise your table of your major pipeline products to clarify, if true, that the classifications listed refer to the classifications set forth by the National Medical Products Administration (NMPA) in the PRC.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 289 – 291 to illustrate that all such classifications refer to the classifications set forth by the NMPA in the PRC.

Intellectual Property, page 283

31.	Comment: We refer to Patent no. 201320764553.5 listed on page 284 relating to high-performance water-cooled microwave ablation antenna with real-time temperature measurement and ablation, which expired on November 28, 2023. Please discuss the impact on your business of such expiry.

Response: The Company acknowledges the Staff’s comment and has deleted the reference to such patent on page 292 of Amendment No. 2. The Company respectfully notes that such patent is not currently used in any of the Company’s medical devices or products, and as such the Company believes there is no impact on the Company’s existing or subsequent production and sales of medical devices as a result of such expiration.

Baird Medical’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 314

32.	Comment: We note your revised disclosure on page 315 in response to prior comment 63 that you expect this growth trend to continue in light of your plans to expand overseas in the U.S. and E.U. markets. Please revise to balance your disclosure with equally prominent disclosure that you have not yet started the certification process in the E.U. and have only partially completed research and development for your breast lump, thyroid nodule, and other soft tissue products as disclosed on pages 254 and 255.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 324 of Amendment No. 2 in response to the Staff’s comment.

Operating Activities, page 321

33.	Comment: We note your disclosure that “[t]he large increase in accounts receivable in 2022 was mainly due to the development of the COVID pandemic in China in 2022, which led to the adoption of closed control measures in many areas, resulting in the financial situation of hospitals being affected to a certain extent, and therefore the payback cycle of goods also lengthened.” Please briefly define “payback cycle,” including how you measure payback cycle, and quantifying what is meant by “lengthened” and “restored” payback cycle.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the “payment cycle” refers to the time period starting when the product is received by the customer and ending at the time of payment collection. The “credit term” refers to the period of time during which the seller grants credit to the customer. Usually, the credit term for customers’ accounts receivable is 30 – 90 days, and the payment cycle would not vary much from the credit term. Due to the pandemic, the aging of accounts receivable ranged from 1 to 6 months and the amount overdue at the end of 2022 was $11.4 million, accounting for 46% of the total accounts receivable. As of December 31, 2023, the balance of accounts receivable as of December 31, 2022 has been collected by $18.3 million, accounting for approximately 73% of the total balance, and the remaining balance will be collected before June 2024. Therefore, the payment cycle has been extended to 9 months – 1.5 years. As of June 30, 2023, an additional balance of accounts receivable of $9.9 million had been generated, of which accounts receivable with overdue aging were $2 million, accounting for 21% of the total additional balance, which is a decrease from the proportion of accounts receivables with overdue aging in 2022. Such additional accounts receivable are expected to be collected before June 2024. Therefore, the payment cycle for the accounts receivables from January to June 2023 is expected to be 6 months – 1 year.

Security Ownership of Certain Beneficial Owners and Management, page 365

34.	Comment: We note your revised disclosure in response to comment 67, but it does not appear to be fully responsive to our comment. In footnotes to the relevant tables, please disclose the natural persons with voting or dispositive control of the shares held by Exos Asset Management LLC, and the shares held by Courage Elite Limited, China Venture Capital (Hong Kong) Co, Limited, IPE Group Limited, Weitian Limited, and Nation Hero International Limited.

Response: The Company acknowledges the Staff’s comment and has revised the footnotes on pages 377 – 378 of Amendment No. 2 to disclose the persons who are beneficial owners of the shares of ExcelFin that are held by these entities as determined in accordance with Rule 13d–3 under the Securities Exchange Act of 1934, as amended, which for certain of these entities include natural persons. However, no natural person has voting or dispositive control of the shares held by China Venture Capital (Hong Kong) Co, Limited or IPE Group Limited, since these entities are controlled by entities that are PRC state-owned. The Company has removed Exos Asset Management LLC from the table showing the beneficial ownership of shares of ExcelFin because such entity does not directly or indirectly beneficially own more than 5% of a class of ExcelFin’s Section 13(d) securities.

Enforceability of Civil Liabilities, page 372

35.	Comment: We note your revised disclosure in this section, including the statement that even if a stockholder is able to effect service of process on PubCo, its directors or officers, and a Hong Kong or China court decides to enforce a liability or judgment against PubCo or such persons, “the associated cost and time constraints may make obtaining such enforcement unreasonable or impossible.” Please revise your risk factor disclosure on page 125 to include this disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 127 of Amendment No. 2 in response to the Staff’s comment.

Financial Statements, page F-1

36.	Comment: Pursuant to Item 14(h) of the Form F-4, please also provide financial statements of the registrant, Baird Medical Investment Holdings Limited. Please also include the registrant in a separate column in the pro forma financial information provided.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in the view of the Company, it would not be helpful to investors to include financial statements for the registrant, Baird Medical Investment Holdings Limited (the “Company”). The Company was incorporated on June 16, 2023, solely for the purpose of facilitating the business combination and has been nominally capitalized. It currently has no operations and will have none until the closing of the Business Combination.

Tycoon’s financial statements will become the Company’s financial statements upon the closing of the Business Combination since Tycoon will be the accounting acquiror. Financial statements for ExcelFin are provided since the acquisition of ExcelFin is “significant” under Regulation S-X Rules 3-05 and 1-02(w)) above the 40% level. Following the closing, the Company believes the separate financial statements of the Company from prior to the business combination are both legally and practically irrelevant to the Company on a prospective basis. In addition, the Company respectfully notes that it is consistent with long-standing Staff practice to not include in Form F-4 registration statements financial statements of newly formed issuers formed solely for the purpose of facilitating a business combination, even when that newly formed company is the legal survivor in that business combination.

Note 2. Summary of Significant Accounting Policies, page F-10

37.	Comment: We note that the financial statements were restated as management did not recognize research and development expenses based on the progress of research and development projects. Please disclose your accounting policy for research and development costs, including the types of costs included in the line item and when these costs are recognized as an expense. Given that over 17% of your current assets are comprised of R&D prepayments, please expand your disclosure to state whether these prepayments are made to related parties and how you can reasonably determine whether the corresponding services had not already been received at the Balance Sheet date. Please help us understand how this policy complies with ASC 730.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-17, F-22, F-52 and F-56 in response to the Staff’s comment.

Note 20. Subsequent Events, page F-30

38.	Comment: We note your response to comment 71. In a similar manner to your response, please clarify which entity these preferred shares are related to and any impact the settlement had on Baird Medical Holdings Limited.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the preferred shares are equity of Betters Medical Investment Holdings Limited. Betters Medical Investment Holdings Limited is the parent of Tycoon and is not within the scope of the listing group before or after the merger. The Company believes that the settlement does not have any impact on Baird Medical Investment Holdings Limited.

Note 3, page F-55

39.	Comment: Please expand your disclosure to clarify how $21.9 million of your June 30, 2023 receivables can be aged 6 months or less if your revenue for the 6-month period is only $11.5 million. Also, please tell us how much of your December 31, 2022 receivables balance has been subsequently collected in cash.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages F-21 and F-56 of Amendment No. 2 in response to the Staff’s comment. As of December 31, 2023, the Company has collected $18.3 million of the December 31, 2022 receivables in cash.

Note 19, page F-65

40.	Comment: Please disclose how you are accounting for the $1.6 million reassignment of Ms. Lu’s loan. Also, please revise the pro forma financial statements to reflect this transaction since it appears material to your pro forma net working capital.

Response: The Company acknowledges the Staff’s comment and has added the disclosures on pages 330 of Amendment No. 2 in response to the Staff’s comment. The Company respectfully notes that, as of June 30, 2023, the amount due from Ms. Wu is $1,306,573 as disclosed under “Due from related parties” in Note 15, which included amounts due from Ms. Wu to the Company of $1.5 million and net off by the Company due to Ms. Wu of $0.2 million. As disclosed under “Settlement of Related Party Loans” in Note 19, on August 16, 2023, the amount due from Ms. Wu of $1.6 million was transferred to a third party. On January 16, 2024, this amount was repaid in full. The Company has therefore added an adjustment (L) to the pro forma balance sheet showing that this amount was repaid.

General

41.	Comment: We note your disclosure throughout the filing that, on October 25, 2023, all outstanding shares of ExcelFin Class B common stock were converted into an equal number of shares of ExcelFin Class A common stock. Where appropriate throughout your filing, including the background of your business combination, please provide additional detail about this conversion, including the investors or group of investors who were holders of Class B shares and the reasons for the conversion. In this regard, it appears from your prior disclosure that, pursuant to the business combination agreement, the Class B shares were to be cancelled upon the closing of the business combination in exchange for PubCo ordinary shares, rather than exchanged for Class A shares prior to closing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8, 27, 60, 137, 164, 195, 205 – 206, 249, 344 and 378 of Amendment No. 2 to state: (1) on October 25, 2023, the Sponsor, which held of record 5,750,000 founder shares, exercised its right to convert all of the founder shares into an equal number of shares of ExcelFin Class A Common Stock; (2) this conversion was done to ensure that ExcelFin remained in compliance with Nasdaq’s continuing listing requirements (market value of listed securities) prior to the Closing; and (3) this conversion will have no effect on the consideration to be issued to the former holders of founder shares under the Business Combination Agreement.

42.	Comment: We note that you filed an investor presentation on December 12, 2023 containing disclosure describing your addressable market, citing to a commercial due diligence report provided by Beijing Time Strategy Management Consulting. You also cite to this report throughout the investor presentation, related to other statements about your business and market opportunity. Please tell us whether management considered this report when evaluating the business combination, and if so please revise the disclosure discussing the background of the business combination accordingly. In addition, we note your reference to 44 pending patents and 10 pipeline products in development on slide 29 of the investor presentation. However, we also refer to your disclosure on page 283 relating to 34 pending patent applications and 7 major pipeline products on page 281, which does not appear to be consistent with the information provided in the investor presentation. Please explain the reasons for this inconsistency and reconcile your disclosure in the registration statement accordingly.

Response: The Company has revised the disclosure on pages 193 and 202 of Amendment No. 2 to reflect that the Beijing Time Strategy Management Consulting – Commercial Due Diligence Report referred to in the investor presentation filed on December 12, 2023, is the same S&A due diligence summary referred to in the Registration Statement. As noted in the Company’s response to Comment No. 18 above and as disclosed in the Registration Statement, the ExcelFin Board considered each of the Due Diligence Summaries, including the Beijing Time Strategy Management Consulting – Commercial Due Diligence Report, as one of many factors in arriving at its recommendation to approve the Business Combination and does not consider any individual Due Diligence Summary material on a stand-alone basis.

The correct number of pending patent applications is 34, and the correct number of pipeline products in development is 7. Therefore, the Company has not made any changes to the disclosure in Amendment No. 2 but will correct the numbers in the investor presentation in a subsequent filing of an updated investor presentation.

* * * * *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell
cc:	Wu Haimei (Baird Medical Investment Holdings Limited)